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                                                                   EXHIBIT 3.3.2

                   AMENDMENT TO BYLAWS OF IMNET SYSTEMS, INC.


         The Bylaws of IMNET Systems, Inc. a Delaware corporation, (the "Company") are hereby amended as follows:

         1. The first sentence of Section 3.2 of the By-laws of the Company is hereby amended to decrease the number of directors, effective at noon, January 15, 1998, or such later date as the next annual meeting of stockholders is held.

         Except as amended hereby, the By-laws of the Corporation shall remain in full force and effect.

         Amended by the Board of Directors as of December 9, 1997, effective at noon, January 15, 1998, or such later date as the next annual meeting of stockholders is held.